FOR IMMEDIATE RELEASE

ENTERRA ENERGY TO LIST ON THE NEW YORK STOCK EXCHANGE

Trading on the NYSE To Commence Thursday Under the Symbol “ENT”

Calgary, AB-February 7, 2006 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) today announced that it has been approved for the listing of its trust units on the New York Stock Exchange.  Subject to Enterra’s selection of a specialist and the receipt by the NYSE of a filing with the Securities and Exchange Commission, trading on the New York Stock Exchange will commence on Thursday, February 9, 2006 under the symbol “ENT”.  Following commencement of trading on the NYSE, Enterra’s trust units will cease trading on the Nasdaq Stock Market under the symbol “EENC.”  Enterra Trust Units will also continue to trade on the Toronto Stock Exchange under the symbol: TSX:ENT.UN.

Enterra’s CEO Keith Conrad stated, “We are delighted to be listing on the New York Stock Exchange which will mark another major milestone in Enterra’s history.  We believe that our listing on the NYSE will enhance the visibility of the Company, liquidity of our trust units and will benefit our unitholders.”

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.18.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, 403/213-2507

Linda Latman, 212/836-9609

Chairman

www.theequitygroup.com

Keith Conrad, 403/539-4306

President & CEO

John Kalman, 403/444-4423

CFO

www.enterraenergy.com